Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

May 18, 2006
Our ref. No. PI 065

The U.S. Securities and Exchange Commi[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

06013875

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Stock Acquisition Rights**
- **Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on May 18, 2006

Stock acquisition Rights

Translation of report filed with the Tokyo Stock Exchange on May 18, 2006

Stock Options (Stock Acquisition Rights)

Mitsubishi Corporation has announced that at a regular meeting of the Board of Directors today a resolution was passed to propose the issuing of stock acquisition rights to directors, excluding outside directors, of the Company as stock options at the ordinary General Meeting of Shareholders for the fiscal year ended March 31, 2006, scheduled for June 27, 2006. Details are as follows.

1. Reason for Proposal and Details of Stock Acquisition Rights

The Company intends to issue stock acquisition rights as directors' compensation (refer 2. below) for the purpose of distributing two classes of stock options (A and B), as detailed below, to the Company's directors, excluding outside directors, in order to provide further incentive and motivation to improve the Company's performance and further align their interests with those of shareholders.

Subject to approval of the resolution "To Elect 18 Directors" at the same ordinary General Meeting of Shareholders, 14 directors will be eligible to receive Class A and B stock options (hereinafter "Eligible Persons").

Note: The compensation of directors of the Company is made up of a monthly salary, a bonus, stock options and retirement allowances. The Company began issuing Class A stock options in 2000, and in 2005 decided to reduce retirement allowances and issue Class B stock options. These moves were taken to further align directors' compensation with the interests of shareholders.

	Stock Options Class A (Ordinary Stock Options)	Stock Options Class B (Stock Options for a Stock-Linked Compensation Plan)
Class and no. of shares to be issued for the	Up to 511,000 shares of the Company's common stock per year	Up to 91,200 shares of the Company's common stock per year

purpose of issuing stock acquisition rights		
Total number of stock acquisition rights to be issued	Up to 5,110 per year	Up to 912 per year
	The number of shares to be issued per stock acquisition right (hereinafter "Number of Shares Granted") shall be 100. (Note 1)	
Total amount to be invested upon exercise of stock acquisition rights	The total amount to be invested upon exercise of stock acquisition rights shall be determined by multiplying the price paid per share that can be granted due to the exercise of stock acquisition rights (hereinafter "Exercise Price") by the Number of Shares Granted.	
	The Exercise Price shall be the average of the daily closing price, excluding non-trading days, for ordinary trading of Mitsubishi Corporation's common stock on the Tokyo Stock Exchange (hereinafter "Closing Price") during the month prior to the date of allotment (hereinafter "Allotment Date") of the stock acquisition rights (any fraction shall be rounded up to the nearest yen), or the Closing Price on the Allotment Date (or the Closing Price on the immediately preceding day where there is no Closing Price on that day), whichever is higher. (Note 2)	The Exercise Price shall be ¥1.
Exercise Period	June 28, 2008 to June 27, 2016	June 28, 2006 to June 27, 2036
Restrictions on the acquisition of stock acquisition rights due to transfer	Approval is required by resolution of the Company's Board of Directors for the acquisition of stock acquisition rights by transfer.	
Other conditions for the exercise of stock acquisition rights	Other conditions shall be determined by the Board of Directors that determined items concerning the distribution of the stock acquisition rights.	(1) An Eligible Person may exercise his/her stock acquisition rights during the 10-year period starting on the day after losing his/her position

		(hereinafter "Start of Exercise Date") as either director or executive officer of the Company. (2) Regardless of (1) above, in the event that the Start of Exercise Date has not occurred by June 30, 2031, an Eligible Person may exercise his/her stock acquisition rights from July 1, 2031. (3) Other conditions shall be determined by the Board of Directors that determined items concerning the distribution of the stock acquisition rights.
Remarks	The Company is authorized to issue up to 849,000 shares (8,490 stock acquisition rights) per year for the same class of stock options to executive officers and senior vice presidents who do not serve concurrently as directors of the Company.	The Company is authorized to issue up to 113,800 shares (1,138 stock acquisition rights) per year for the same class of stock options to executive officers who do not serve concurrently as directors of the Company.

Note 1. Regarding the Number of Shares Granted for Class A and B stock options, if it is appropriate to adjust the number of shares due to the Company conducting a stock split (including a free distribution of the Company's common stock) or consolidation of its common stock, the Company will carry out an such an adjustment as deemed necessary.

Note 2. Regarding the Exercise Price of Class A stock options, if it is appropriate to adjust the Exercise Price, the Company will carry out such an adjustment as deemed necessary. This includes situations where the Company splits or consolidates its common stock after the allotment of stock acquisition rights; or where the Company issues new shares or redeems, retires or disposes of its own common stock at a price below the market price; or the Company conducts a free allotment to ordinary shareholders of other classes of shares, or the distribution of dividends of common stock of other companies. Exceptions to this provision are the sale of treasury stock in accordance with regulations

of Article 194 of the Company Law (Requests for the Sale of Fractional Shares by a Shareholder Holding Less Than One Unit (*Tangen*); the sale of treasury stock in accordance with the regulations of Article 5, Paragraph 2 of the supplementary provisions of the "Law to Amend Parts of the Commercial Code of Japan" (No. 79, 2001); and pursuant to the regulations of Article 280, Paragraph 19 of the Commercial Code of Japan prior to the enforcement of the "Law to Amend Parts of the Commercial Code of Japan" (No. 128, 2001), the exercise of stock subscription rights or the conversion or exercise of securities that will be or can be converted into the Company's common stock, or of stock acquisition rights (including stock acquisition rights of bonds with acquisition rights) that can be requested to be granted as the Company's common stock.

2. Regarding Directors' Compensation Through Stock Options

(1) Pursuant to the Company Law (No. 86, 2005), stock acquisition rights granted as stock options to the Company's directors are deemed to constitute part of directors' compensation. Furthermore, pursuant to "Accounting Standard for Share-based Payment" (Accounting Standards Board of Japan, Statement No. 8), such stock acquisition rights will be expensed for accounting purposes.

(2) The compensation to be expensed in (1) above will become the fair value of the stock acquisition rights, calculated based on the Company's stock price on the Allotment Date of the stock acquisition rights (scheduled for early August of 2006). The Company has decided to use the Black-Scholes Model for calculating this fair value.

(3) For this reason, the exact amount of directors' compensation has yet to be determined. However, the total value of Class A and B stock options calculated based on the average Closing Price of the Company's stock between January and March 2006, which was ¥2,613, amounted to approximately ¥663 million.

# # #

Translation of report filed with the Tokyo Stock Exchange on May 18, 2006

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation has decided to dissolve and liquidate its subsidiary, as detailed below.

1. Company Overview

Name:	MC Marine, Inc.
Address:	3 University Plaza, Suite405, Hackensack NJ, 07601, USA
President:	Masumi Shimizu
Business:	Sales of frozen marine products
Established:	April 1995
Capital:	700 thousand US dollar
Shareholder:	Mitsubishi Corporation (100%)
Fiscal year-end:	December

2. Reason for Dissolution and Liquidation

The decision was made to dissolve this subsidiary due to worsening business environment.

3. Schedule

Completion of liquidation: December 31, 2006 (planned)

4. Impact on MC Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

###